Exhibit K


                                                                 LEHMAN BROTHERS
=================================================================EQUITY RESEARCH


GE WATER TECHNOLOGIES TO BE A KEY PLATFORM IN SPECIALTY MATERIALS SEGMENT:
GE defined the on-going evolution of its Specialty Materials business from four businesses (Silicones, Quartz, Super-abrasives, Specialty Chemicals) to two multi-billion dollar platforms (Water Technologies, Advanced Materials). On the Advanced Materials side, GE is limiting investment in Super-Abrasives and Specialty Chemicals (looking to monetize Specialty Chemicals) and focusing on Silicones and Quartz as the growth areas. GE expects the acquisition of OSi Specialties (supplier of specialty silicones) to close in 3Q03 ($450 million+ in annual sales) complementing the existing Silcones business. For 2004, GE is targeting revenue from Silicones & OSi combined of $2 billion with operating profit of $300 million based on operating margin expansion from 10% for Silicones in 2003 to 15% for the combined businesses in 2004. The main focus though was on the Water Technologies platform.
Let`s take a look.

GE`s Water Technologies platform currently generates $1.4 billion in revenue. The platform was launched via the 2Q02 acquisition of Betz Dearborn`s industrial water treatment services business which is now GE Betz and has $1.1 billion in revenue. The next major building block was the 1Q03 acquisition of Osmonics which currently has $300 million in revenue.
Osmonics manufactures equipment and components for water purification and fluid filtration, separation, and handling. GE highlighted that water is integral to virtually every industrial process with industrial sites often requiring higher water quality than drinking water. Specifically GE has identified a $40 billion subsegment of the $360 billion Water & Process market as a target area with potential for 2-3X GDP organic growth, 15% ROTC, and free cash flow conversion of 150%. Our view is that this is an attractive market in general but particularly for GE because of its ability to sell to its large installed base of customers across industries and apply the GE services model to what is still a more transactions-based business.
GE is targeting revenues for the Water Technologies platform to increase from $1.4 billion in 2003 to $3.0 billion in 2006 ($400 million from GE "capability", $400 million from market growth, and $800 million from acquisitions); operating margin is targeted to go from 15% in 2003 to 20% in 2006.

SECURITY PLATFORM: FROM $0 IN 2001 TO $1 BILLION IN 2003 TO $3-4+ BILLION IN 2006: GE sizes the global security industry at $127 billion, of which GE targets the $29 billion electronics products segment. This particular segment grows at 10%+ and allows to have margins of 15%+. GE has no intention at this point to be a security services company (monitoring/guard/protection) choosing to focus on the product side. GE established its presence in the security market in 1Q02 with the acquisition of Interlogix, which we believe had annual sales of about $700 million at the time. The platform, named GE Interlogix, was augmented in 4Q02 with the acquisition of a smaller company Ion Track. In 2003, management expects the security platform to reach $1 billion sales run rate. In addition to Ion Track, GE made four other smallish acquisitions in the security space with combined sales of $100 million. Management is also counting on $160 million of organic growth in 2003. It appears that within the array of the security products, GE is especially well positioned in digital video and trace detection, which are arguably the sweetest spots of the security market right now. GE has ambitious plans to grow its security business from $1 billion in 2003 to $3-4+ billion in 2006 through a combination of overall market growth, GE`s incremental organic growth on top of the market, and acquisitions. GE noted it has about 20 potential acquisition deals in the pipeline. Longer-term operating margins could top 20%, management believes. Similar to other newly acquired businesses, GE Interlogix is benefiting from the ability to leverage GE`s huge customer base. Interlogix has also adopted GE`s voice of the customer philosophy. Management pointed to a stronger product innovation culture post-acquisition: 52 scheduled new product launches in 2003 versus 38 in 2002.

HEALTHCARE IT: GREAT CONCEPT, BUT CAN HOSPITALS AFFORD IT? Building off the already strong Medical Systems business, GE has added acquisitions within the healthcare IT sector and forged into a $25B industry segment that is expected to grow at 10-15%. GE plans to integrate its eleven acquisitions in this sector into a holistic solution that enables data to move with the patient instead of the other way around. GE estimates that revenues from Healthcare IT will be $1.7 billion in 2003, growing to $4 billion by 2006. Management also aims to increase operating margins from around 18% to 25% over the same time period. GE has shown already that it can effectively increase margins: in its first year under GE ownership Loral revenues grew 30% and profitability doubled. GE aims to own the entire information collection, transmittal and storage process with a paperless, film-less, and wireless digital solution. We believe GE has a strong customer base in the medical services market and a reputation for solid technology, but it could still be a tough sell to hospital CEO`s in the near term. Fiscal pressures from shrinking reimbursements, new patient safety requirements and overcrowded facilities have pushed a third of US hospitals into the red. Health systems are looking for ways to increase productivity and increase clinical efficacy through more accurate data, but piecemeal investments seem to be the norm. While the solutions sell makes sense from a technology standpoint, the sales force will need to create a rock-solid case for hospitals to ante up for an IT overhaul.

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Analyst Certification:
I, Robert Cornell, hereby certify (1) that the views expressed in this research note accurately reflect my personal views about any or all of the subject securities or issuers referred to in this note and (2) no part of my compensation was, is or will be directly or indirectly related to the specific recommendations or views expressed in this note.